Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

PROFIT WARNING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board (the “Board”) of directors (the “Directors”) of the Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors that, based on its preliminary assessment of the unaudited management accounts of the Group and information currently available to the Board, the Group expects to record a net loss of between RMB1,300 million and RMB1,700 million for the three months ended September 30, 2026. For the first half of 2026, the Company recorded a net loss of approximately RMB694 million. Based on the information currently available, the Board believes that the increase in net loss in the third quarter of 2026 was primarily attributable to the following factors:

(i)	The Company recorded an operating loss, primarily due to the increase in the credit impairment losses.

(ii)

Based on the Company’s current assessment of the overall business operation and financial performance of the financing guarantee subsidiary of the Company, the Company expects to recognize additional tax expenses as a result of reduction of deferred tax assets.

(iii)

In light of the redemption of the An Ke Technology Convertible Promissory Notes upon its maturity as detailed in the announcement of the Company dated August 20, 2026, the Company has changed its funding plans accordingly. Under the latest funding plans, the domestic subsidiaries of the Company are expected to make dividend distributions to the overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. As a result, the Company expects to further recognize additional tax expenses.

The information contained in this announcement is only based on the preliminary assessment by the Board of the information currently available and the latest available unaudited management accounts of the Group, which have not been reviewed by the Company’s audit committee or auditors and may be subject to adjustments as and when necessary. The Company is in the process of preparing the financial results of the Group for the third quarter of 2026 which will be announced in due course.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, October 16, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.

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